Oakridge International Corporation

Suite 5, Level 2, Malcolm Reid Building, 187 Rundle Street, Adelaide SA 5000

Phone: +618 8120 0248 Fax: +618 8312 0248

December 18, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: Yolanda Guobadia/William H. Thompson

Dear Mr. Thompson,

Re:	Form 8-K/A
Filed November 13, 2013
File No. 1-35640

We refer to your letter dated November 14, 2013 in respective to the above Form 8-K.

We hereby reply your queries in the order in your letter.

1	We have updated and filed today the Amended Form 8-K No. 2 to incorporate the comments from your letter.

2.	We have filed the letter from Albert Wong & Co. LLP as an Exhibit 16 rather than as an attachment in the amended Form 8-K.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

For and on behalf of

Oakridge International Corporation

/s/ Herbert Lee

Dr. Herbert Ying Chiu Lee

Director